EXHIBIT 21

TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

Name	Date	No. of Shares Sold	Price Per Share (1)
Vector Group Ltd.	12/13/2019	453,272	$12.81
	12/12/2019	296,728	12.71
	12/11/2019	250,000	13.11

(1)

The average price received by the Reporting Person on sales of common stock represents the weighted average sales price of shares of common stock sold for price increments on each day. The Reporting Person undertakes to provide, upon request of the Securities and Exchange Commission staff, the Company, or a security holder of the Company, full information regarding the sales of common stock sold at each separate price for all transactions reported on this Schedule 13D.